

**UNITED STATES**

**SECURITIES AND EXCHANGE COMMISSION**

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 28, 2023

John Climaco
Chief Executive Officer
CNS Pharmaceuticals, Inc.
2100 West Loop South, Suite 900
Houston, TX 77027

> **Re: CNS Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 20, 2023**
> **File No. 333-275671**

Dear John Climaco:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Cavas S. Pavri, Esq.